UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Registration Number 333-163463

US Airways Group, Inc.

(Exact name of registrant as specified in its charter)

111 West Rio Salado Parkway

Tempe, Arizona 85281

(480) 693-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guaranty of US Airways Group, Inc. Relating to US Airways, Inc. Pass-Through Certificates, Series 2010-1, Class C

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)*

*	American Airlines Group Inc. (“AAG”) has provided full and unconditional guarantees with respect to US Airways Group, Inc.’s 6.125% Senior Notes due 2018, 7.25% Senior Convertible Notes due 2014, and the obligations guaranteed pursuant to the Guaranty of US Airways Group, Inc. relating to US Airways, Inc. Pass-Through Certificates, Series 2013-1, Class A and B; Guaranty of US Airways Group, Inc. relating to US Airways, Inc. Pass-Through Certificates, Series 2012-2, Class A, B and C; Guaranty of US Airways Group, Inc. relating to US Airways, Inc. Pass-Through Certificates, Series 2012-1, Class A, B and C; Guaranty of US Airways Group, Inc. relating to US Airways, Inc. Pass-Through Certificates, Series 2011-1, Class A, B and C; and Guaranty of US Airways Group, Inc. relating to US Airways, Inc. Pass-Through Certificates, Series 2010-1, Class A, B and C. In connection with the issuance of these AAG guarantees, in accordance with Rule 3-10 of Regulation S-X and Rule 12h-5 under the Securities Exchange Act of 1934, as amended, US Airways Group, Inc. will discontinue filing separate periodic and current reports with the U.S. Securities and Exchange Commission.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Two

Pursuant to the requirements of the Securities Exchange Act of 1934, US Airways Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

US Airways Group, Inc.

Date:	March 31, 2014	By:	/s/ Derek J. Kerr
		Name:	Derek J. Kerr
		Title:	Executive Vice President and Chief Financial Officer